CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$8,405,000	$469.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 21, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$8,405,000 Buffered Return Enhanced Notes due August 30, 2010 Linked to the Performance of Platinum and Copper Medium-Term Notes, Series A

General

•

The Notes (the “Notes”) are designed for investors who seek a return of 1.215 times the performance of an equally-weighted basket of platinum and copper and a maximum return on the Notes of 24.30% at maturity. Investors should be willing to forgo interest payments and, if the basket declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing August 30, 2010†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on August 21, 2009 (the “pricing date”) and are expected to issue on or about August 28, 2009 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of the following commodities (each a “basket component”, and together, the “basket components”), weighted as indicated:

Commodity	Settlement Price on the Pricing Date	Weighting
Platinum (Bloomberg ticker symbol “PLTMLNPM <Index>”), as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	USD1,239/troy ounce	50.00%
Copper (Bloomberg ticker symbol “LOCADY <Cmdty>”), as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	USD6,135 /tonne	50.00%

Upside Leverage Factor:	1.215.

Maximum Return:	24.30%.

Payment at Maturity:

If the final basket level is greater than the initial basket level, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Basket Return multiplied by the upside leverage factor, subject to the maximum return. For example, if the Basket Return is 20% or more, you will receive the maximum return on the Notes of 24.30%, which entitles you to the maximum payment of $1,243.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x (Basket Return x upside leverage factor)]

Your principal is protected against up to a 10% decline in the performance of the basket at maturity. If the Basket Return is equal to or less than zero and greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.

If the final basket level declines from the initial basket level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the basket declines by more than 10%. Accordingly, if the Basket Return is less than -10%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 x (Basket Return + 10%) x downside leverage factor]

You will lose some or all of your investment at maturity if the final basket level declines from the initial basket level by more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:

On the final valuation date, the final basket level will be calculated as follows:

100 x [1 + (platinum return * 50%) + (copper return * 50%)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage (which may be positive or negative), from the settlement price on the pricing date (“Initial Price”) to the settlement price on the final valuation date (“Final Price”), calculated as follows:

Final Price – Initial Price

Initial Price

Final Valuation Date:	August 23, 2010[1]

Maturity Date:	August 30, 2010[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739J SE4 and US06739JSE46

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.00%	99.00%
Total	$8,405,000	$84,050	$8,320,950

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1.00%, is 99.00%. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the upside leverage factor of 1.215 and the maximum return on the Notes of 24.30%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Payment at Maturity	Total Return on the Notes
155.00	55.00%	$1,243.00	24.30%
145.00	45.00%	$1,243.00	24.30%
135.00	35.00%	$1,243.00	24.30%
125.00	25.00%	$1,243.00	24.30%
115.00	15.00%	$1,182.25	18.23%
112.50	12.50%	$1,151.88	15.19%
110.00	10.00%	$1,121.50	12.15%
107.50	7.50%	$1,091.13	9.11%
105.00	5.00%	$1,060.75	6.08%
102.50	2.50%	$1,030.38	3.04%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$888.89	-11.11%
70.00	-30.00%	$777.78	-22.22%
60.00	-40.00%	$666.67	-33.33%
50.00	-50.00%	$555.56	-44.44%
40.00	-60.00%	$444.45	-55.56%
30.00	-70.00%	$333.33	-66.67%
20.00	-80.00%	$222.22	-77.78%
10.00	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The basket level increases from an initial basket level of 100 to a final basket level of 105.

Because the final basket level of 105 is greater than the initial basket level of 100 and the basket return of 5.00% multiplied by 1.215 does not exceed the maximum return of 24.30%, the investor receives a payment at maturity of $1,060.75 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (5.00% x 1.215)] = $1,060.75

Example 2: The basket level decreases from the initial basket level of 100 to a final basket level of 95.

Because the final basket level of 95 is less than the initial basket level of 100 by not more than the buffer percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The basket level increases from an initial basket level of 100 to a final basket level of 125.

Because the basket return of 25.00% multiplied by 1.215 exceeds the maximum return of 24.30%, the investor receives a payment at maturity of $1,243.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The basket level decreases from the initial basket level of 100 to a final basket level of 80.

Because the final basket level of 80 is less than the initial basket level of 100 by more than the buffer percentage of 10%, the basket return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the final valuation date, the maturity date and the settlement price of each basket component on the final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more of the basket components, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the upside leverage factor, up to the maximum return on the Notes of 24.30%, or $1,243.00 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the performance of the basket of up to 10%. If the final basket level declines by more than 10% from the initial basket level, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the basket level declines beyond 10%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

PS–3

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Selected Risk Considerations

•

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the performance of the basket beyond the 10% buffer percentage.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final basket level is greater than the initial basket level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation of the basket, which may be significant. We refer to this percentage as the maximum return which is 24.30%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply of the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of platinum and copper; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–4

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily basket components settlement prices from January 7, 2002 through August 21, 2009. The settlement prices on August 21, 2009 were USD1,239/troy ounce with respect to platinum and USD6,135/tonne with respect to copper.

We obtained the settlement prices of the basket components below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the settlement prices of the basket components on the final valuation date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

PS–6